Exhibit 21.1
Subsidiaries of Youngevity International Inc.

Subsidiary Name (*)	Names Under Which Subsidiary Does Business (**)	State or Jurisdiction of Incorporation or Organization

AL Global Corporation	California
CLR Roasters, LLC	Florida
Siles Plantation Family Group S.A.	Nicaragua
Youngevity NZ, Ltd.	New Zealand
Youngevity Australia Pty. Ltd.	Australia
2400 Boswell, LLC	California
MK Collaborative, LLC	Delaware
Youngevity Global, LLC	Delaware
Youngevity Global, LLC – Philippine Branch	Philippines
Youngevity Mexico S.A. de CV	Mexico
Youngevity Israel, Ltd.	Israel
Youngevity Russia, LLC	Russia
Youngevity Colombia, S.A.S.	Colombia
Youngevity Singapore PTE LTD	Singapore
Mialisia Canada, Inc.	Canada
Youngevity Taiwan Corporation	Taiwan
Youngevity Hong Kong Corporation	Hong Kong
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